FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For November, 2003

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, BC  V7A 5J7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F – [X]     Form 40-F – [  ]

REPORT

This Form 6-K consists of:

-

Our news release dated November 17, 2003, titled “Chai-Na-Ta Reports 2003 Third Quarter Results”

-

Our MD&A for the 2003 Q3 Financial Statements.

-

Our 2003 Q3 Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Wilman Wong

Chief Financial Officer/Corporate Secretary

Chai-Na-Ta Corp.	Unit 100 – 11300 No. 5 Road Richmond, BC Canada V7A 5J7
FOR IMMEDIATE RELEASE	Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” OTCBB: “CCCFF” Web: www.chainata.com

Chai-Na-Ta Corp. Reports 2003 Third Quarter Results

RICHMOND, BRITISH COLUMBIA – November 17, 2003 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a smaller net loss of $53,000 ($0.00 per basic share) in the quarter ended September 30, 2003 compared to a net loss of $249,000 ($0.02 per basic share) in the same period last year.

Revenue decreased to $0.5 million in the 2003 third quarter from $3.8 million in the quarter ended September 30, 2002. Third quarter revenue this year resulted mainly from seed sales, since nearly all of the 2002 fall harvest was sold in the first half of 2003. The gross profit margin rose to 71% in the third quarter of 2003 from a negative gross margin of 1% in the same period last year.

“We continue to anticipate that Chai-Na-Ta will be significantly more profitable on an operating earnings basis this year than it was in 2002 – and that net earnings will rise substantially year over year,” said William Zen, Chairman and Chief Executive Officer. “As we expected, ginseng root prices have moved above the $17 per pound range and we believe that they will continue to rise.

“Moreover, our financial position remains very strong, despite the seasonal impact of lower third quarter sales. Our fall harvest is about half completed and it is going well. We anticipate selling some of this root in the fourth quarter of 2003,” Mr. Zen added.

During the first nine months of 2003, revenue fell to $11.8 million from $12.7 million in the same period of the prior year. The gross profit margin was 33% in the nine months ended September 30, 2003 compared to a gross profit margin of 5% in the same period last year. Net earnings were $1.4 million ($0.10 per basic share) in the nine months ended September 30, 2003 compared to a net loss of $0.4 million ($0.02 per basic share) in the prior year period.

Chai-Na-Ta’s cash position at September 30, 2003 was $0.2 million compared to $2.8 million at December 31, 2002. The Company’s working capital position at the end of the 2003 third quarter was a surplus of $9.1 million, compared to a surplus of $12.1 million at December 31, 2002.

“I’m pleased to note that early this month, Chai-Na-Ta moved its headquarters from leased premises in Langley to office space that we bought in nearby Richmond, British Columbia,” said Mr. Zen. “Not only do we have the financial flexibility required to handle this purchase but it represents significant savings in rental payments over the long term. Furthermore, we now have the right premises to set up our first showroom, as we pursue plans to enhance Chai-Na-Ta’s profile.”

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

Management’s Discussion and Analysis

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto. Amounts are expressed in Canadian dollars, unless otherwise specified.

Operating Results

For the three months ended September 30, 2003, revenue decreased 87% to $0.5 million from $3.8 million for the same period last year. Revenue in the third quarter of 2003 was mostly seeds sales and nearly all of the 2002 fall harvest was sold in the previous two quarters. For the nine months ended September 30, 2003, revenue decreased 7% to $11.8 million from $12.7 million for the same period last year.

The Company recorded a gross profit margin of 71% in the third quarter of 2003 compared to a negative gross margin of 1% in the third quarter of 2002. For the nine months ended September 30, 2003 the Company recorded a gross margin of 33%, as compared to a gross margin of 5% for the nine months ended September 30, 2002. The lower gross margin in 2002 was mainly due to the 2001 harvest in British Columbia being hard hit by rust that reduced the prices of lower grade root.

For the three months ended September 30, 2003, selling, general and administrative expenses were $0.4 million, or 78% of revenue, compared to $0.3 million, or 9% of revenue, for the same period last year. These expenditures were $1.3 million, or 11% of revenue for the nine months ended September 30, 2003, compared to $1.3 million, or 10% of revenue for the same period last year.

The $1 million write-down of crop cost in the nine months ended September 30, 2003 was due to an unusually late frost at one of the Company’s farms in British Columbia, which severely damaged 57 acres of ginseng plants. The surviving plants represent insufficient return on investment to warrant ongoing cultivation.

The net loss was $53,000 ($0.00 per share) and $249,000 ($0.02 per share) for the three months ended September 30, 2003 and 2002, respectively. Net earnings were $1.4 million ($0.10 per share) for the nine months ended September 30, 2003, compared to net loss of $0.4 million ($0.02 per share) for the corresponding period last year.

Financial Position and Liquidity

The cash deficit from operations was $2.7 million for the three months ended September 30, 2003, compared to a surplus of $0.4 million for the same period in 2002. The cash surplus from operations was $2.6 million for the nine months ended September 30, 2003, compared to a surplus of $4.5 million for the same period in 2002.

The Company’s cash position as at September 30, 2003 was $0.2 million, compared to $2.8 million as at December 31, 2002. Cash flow from operations during the nine months period was used for the repayment of short-term borrowings and to finance the increase in ginseng crops and capital assets.

The working capital position of the Company as at September 30, 2003 was a surplus of $9.1 million, compared to a surplus of $12.1 million as at December 31, 2002.

Current and non-current crop costs totaled $24.4 million at September 30, 2003, a net increase of 5.9 million during the nine months ended September 30, 2003 as compared to $18.5 million at December 31, 2002.

Risks and Uncertainties

The Company has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company’s fiscal 2002 Management’s Discussion and Analysis included in the 2002 Annual Report.

Outlook

With 1,221 acres currently under cultivation, the Company remains the market leader in ginseng farming and will continue to focus on reducing costs, increasing efficiency and maximizing production. The Company will also continue its balanced planting strategy in both Ontario and British Columbia growing regions and to explore opportunities to direct bulk roots into value-added markets.

Forward-Looking Statements

As a cautionary note, this MD&A contains forward-looking statements that reflect the Company's expectations regarding future events. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, by reasons of factors such as future changes in root prices.

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Nine-month period ended September 30, 2003

(Unaudited - Prepared by Management)

CHAI-NA-TA CORP.
Consolidated Balance Sheets
	September 30	December 31
In thousands of	2003	2002
Canadian dollars	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	180	2,757
Accounts receivable	92	137
Inventory	394	8,083
Ginseng crops	9,036	7,578
Prepaid expenses and other assets	76	86
	9,778	18,641
Ginseng crops	15,357	10,922
Capital assets	7,023	6,649
	32,158	36,212

LIABILITIES
Current liabilities
Short-term borrowings	-	3,632
Accounts payable and accrued liabilities	667	772
Customer deposits	-	1,994
Current portion of long-term debt	39	126
	706	6,524
Long-term debt	91	26
Future income taxes	1,444	1,130
	2,241	7,680
SHAREHOLDERS' EQUITY
Share capital	38,200	38,200
Cumulative translation adjustments	(61)	(71)
Deficit	(8,222)	(9,597)
	29,917	28,532
	32,158	36,212

On behalf of the Board:

"William Zen"	"Steven Hsieh"

William Zen	Steven T.M. Hsieh
Director	Director

CHAI-NA-TA CORP.
Consolidated Statements of Deficit

Unaudited	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2003	2002	2003	2002
	$	$	$	$
Balance, beginning of period	(8,169)	(10,032)	(9,597)	(9,931)

Net earnings (loss) for the period	(53)	(249)	1,375	(350)
Balance, end of period	(8,222)	(10,281)	(8,222)	(10,281)

CHAI-NA-TA CORP.
Consolidated Statements of Operations

Unaudited	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2003	2002	2003	2002
	$	$	$	$
Revenue	485	3,835	11,781	12,689
Cost of goods sold	142	3,860	7,857	12,086
	343	(25)	3,924	603

Selling, general, and
administrative expenses	376	345	1,265	1,278
Interest on short-term debt	-	7	-	20
Writedown of crop costs	-	-	1,000	-
	376	352	2,265	1,298
Operating income/(loss)	(33)	(377)	1,659	(695)

Other income (loss)	(6)	38	30	74
Earnings/(loss) before taxes	(39)	(339)	1,689	(621)
Provision for income taxes	(14)	90	(314)	271

NET EARNINGS/(LOSS) FOR THE PERIOD	(53)	(249)	1,375	(350)

Basic earnings/(loss) per share	($0.00)	($0.02)	$0.10	($0.02)
Fully diluted earnings/(loss) per share	($0.00)	($0.02)	$0.04	($0.02)

Weighted average number of shares used to calculate basic earnings/(loss) per share	14,264,508	14,264,508	14,264,508	14,264,508

Weighted average number of shares used to calculate fully diluted earnings/(loss) per share	34,663,657	14,264,508	34,663,657	14,264,508

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows

Unaudited	Three months ended		Nine months ended
in thousand of	September 30	September 30	September 30	September 30
Canadian dollars	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES
Net earnings/(loss) for the period	(53)	(249)	1,375	(350)

Items not affecting cash
Depreciation and amortization	11	19	50	58
Gain on disposition of subsidiaries	-	-	-	(20)
Future income taxes	14	(90)	314	(271)
Writedown of crop costs	-	-	1,000	-
Net earnings/(loss) after items not affecting cash	(28)	(320)	2,739	(583)

Changes in non-cash operating assets
and liabilities (Note 4)	(305)	2,709	4,543	9,161
Changes in non-current cash crop costs	(2,350)	(2,008)	(4,653)	(4,076)
	(2,683)	381	2,629	4,502
FINANCING ACTIVITIES
Line of credit	-	-	-	(1,650)
Short-term borrowings	-	-	(3,632)	(2,982)
Repayment of long term debt - net	(4)	(33)	(22)	(474)
	(4)	(33)	(3,654)	(5,106)
INVESTING ACTIVITIES
Net proceeds from disposition of subsidiaries	-	-	-	459
Purchase of capital assets, net	(883)	(70)	(1,441)	(480)
	(883)	(70)	(1,441)	(21)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(1)	6	(111)	(23)
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(3,571)	284	(2,577)	(648)
CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	3,751	1,155	2,757	2,087
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	180	1,439	180	1,439
Represented by:
Cash	180	1,079	180	1,079
Term deposits	-	360	-	360
	180	1,439	180	1,439

	CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements

1. Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2002.  These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending December 31, 2003.

b)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

c)

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements except for the changes in accounting principles for the disclosure of guarantees described below.

Disclosure of Guarantees

The Company has adopted the recommendations of the Accounting Guideline AcG-14 with respect to Disclosure of Guarantees effective January 1, 2002.  This section describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures. There is no material impact on the financial statements resulting from the adoption of AcG-14 either in the current period or the prior period presented.

	2. Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

		Net Earnings
		(Loss)	Number of shares	Earnings
	Unaudited	in thousands	in thousands	(Loss)
	Three months ended	(numerator)	(denominator)	per share
		$		$
	September 30, 2003
	Basic	(53)	14,265	(0.00)
	Effect of common share equivalents	-	-	-
	Diluted	(53)	14,265	(0.00)

	September 30, 2002
	Basic	(249)	14,265	(0.02)
	Effect of common share equivalents	-	-	-
	Diluted	(249)	14,265	(0.02)

		Net Earnings
		(Loss)	Number of shares	Earnings
	Unaudited	in thousands	in thousands	(Loss)
	Nine months ended	(numerator)	(denominator)	per share
		$		$
	September 30, 2003
	Basic	1,375	14,265	0.10
	Effect of common share equivalents	-	20,399	(0.06)
	Diluted	1,375	34,664	0.04

	September 30, 2002
	Basic	(350)	14,265	(0.02)
	Effect of common share equivalents	-	-	-
	Diluted	(350)	14,265	(0.02)

At September 30, 2003 there were 10,000 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because the effects would have been anti-dilutive.

	3. Share capital

	Unaudited		Number of
	In thousands		Shares	Amount
				$
	Common Shares
Balance as at December 31, 2002 and September 30, 2003			14,265	24,321

	Preferred Shares
Balance as at December 31, 2002 and September 30, 2003			20,399	13,879
				38,200

4. Changes in non-cash operating items

	Unaudited		Three months ended
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
			$	$
	Accounts receivable		(46)	(17)
	Inventory		124	3,749
	Ginseng crops		(570)	(514)
	Prepaid expenses and other assets		100	4
	Accounts payable and accrued liabilities		87	(5)
	Customer deposits		-	(508)
			(305)	2,709

	Unaudited		Nine months ended
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
	Accounts receivable		45	169
	Inventory		7,653	10,066
	Ginseng crops		(1,226)	388
	Prepaid expenses and other assets		10	34
	Accounts payable and accrued liabilities		(105)	(140)
	Customer deposits		(1,834)	(1,356)
			4,543	9,161

	5. Segmented Information

The Company operates in one industry segment and three geographic regions.

	Unaudited		Three months ended
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
	Revenue from operations located in:		$	$
	Canada		391	102
	United States		-	62
	Asia		94	3,671
			485	3,835
Net earnings (loss) from operations located in:			$	$
	Canada		9	333
	United States		(1)	24
	Asia		(61)	(606)
			(53)	(249)

	Unaudited		Nine months ended
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
	Revenue from operations located in:		$	$
	Canada		400	102
	United States		169	145
	Asia		11,212	12,442
			11,781	12,689
Net earnings (loss) from operations located in:			$	$
	Canada		482	598
	United States		68	57
	Asia		825	(1,005)
			1,375	(350)

Long-lived assets comprise all assets not classfied as current assets.

	Unaudited
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
Long-lived assets from operations located in:			$	$
	Canada		22,374	23,587
	United States		-	-
	Asia		6	24
			22,380	23,611

	Major customers:
	For the nine months ended September 30, 2003, the Company had sales to two customers
	that accounted for $11,105,000 of revenue (September 30, 2002 - three customers, $11,606,000)

6. Reconciliation of earnings to U.S. GAAP

	Unaudited		Three months ended
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
			$	$
	Net loss under Canadian GAAP		(53)	(249)
	Adjustments to reflect GAAP differences:
	Accounting for interest		4	44
	Financial instruments		-	38
	Net loss per US GAAP		(49)	(167)
	Basic loss per share - US GAAP		($0.00)	($0.01)
	Fully diluted loss per share - US GAAP		($0.00)	($0.01)

	Unaudited		Nine months ended
	in thousands of		September 30	September 30
	Canadian dollars		2003	2002
			$	$
	Net earnings/(loss) under Canadian GAAP		1,375	(350)
	Adjustments to reflect GAAP differences:
	Accounting for interest		637	705
	Financial instruments		54	106
	Net income per US GAAP		2,066	461
	Basic earnings per share - US GAAP		$0.14	$0.03
Fully diluted earnings per share - US GAAP			$0.06	$0.01

Basic earnings per share were diluted by the outstanding convertible preferred shares and stock options as at September 30, 2003, except where such a dilution would be anti-dilutive.